29th October 2004

RECEIVED
2004 NOV -5 P 4:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045970

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiaries in PRC (Date of Announcement: 15.10.04)
2) Incorporation of a New Subsidiary in PRC (Date of Announcement 21.10.04)
3) Incorporation of a New Subsidiary in PRC (Date of Announcement 28.10.04)

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Dw 11/8

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588 Co. Reg. No. 199507660Z
Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD (REG. NO. 199507660Z)

INCORPORATION OF NEW SUBSIDIARIES IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated two wholly-owned subsidiaries in Shanghai, the People's Republic of China as follows:

(1) Want Want (China) Investments Co., Ltd ("Want Want (China)") with a registered capital of US$30 million.

The principal activities of Want Want (China) include investment holdings, setting up of research & development centres and provision of services to its investee companies such as procurement of equipments/raw materials, distribution, management and consultancy, treasury and technical assistance. It will be accorded with regional headquarter status together with the award of tax incentives so as to better manage the Group's operations in China.

(2) Sizhao Want (Shanghai) Management Consultancy Co., Ltd ("Sizhao Want") with a registered capital of US$140,000.

The principal activities of Sizhao Want include the provision of corporate management, investment consultancy and hospital administration management consultancy services to facilitate operation of Hu Nan Want Want Hospital Co., Ltd.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 15/10/04 to the SGX

WANT WANT HOLDINGS LTD (REG. NO. 199507660Z)

INCORPORATION OF A NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated a wholly-owned subsidiary in Heilongjiang Province, Shuangcheng City Economic and Technological Development Zone, the People's Republic of China, known as Harbin Rimalt Foods Ltd ("HRFL").

HRFL has a registered capital of US$1.82 million and its principal activities include manufacturing, processing and distribution of food products, dairy products, snack foods, beverages and other related products and services.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 21/10/2004 to the SGX

MASNET No. 40 OF 28.10.2004
Announcement No. 40

WANT WANT HOLDINGS LTD (REG. NO. 199507660Z)

INCORPORATION OF A NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd (the "Company") wish to announce that it has incorporated a wholly-owned subsidiary in Nanjing City, Jiangning Economic and Technological Development Zone, People's Republic of China, known as Nanjing Sun-Want Hotel Co., Ltd ("Nanjing Sun-Want").

Nanjing Sun-Want has a registered capital of US$15 million and its principal activities include development and operation of hotels, restaurants, facilities and related services.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 28/10/2004 to the SGX